================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 29)


                              LIMITED BRANDS, INC.
                                (Name of Issuer)


   COMMON STOCK, $0.50 PAR VALUE                       532716-10-7
-------------------------------------     --------------------------------------
   (Title of class of securities)                     (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 AUGUST 29, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


================================================================================

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 2
-----------------------------------------------------------------                -----------------------------------------------
----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                  (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         [_]
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- -----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            22,145,827
          SHARES
                            ------ --------------------------------------------- -----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          40,612,135
         OWNED BY
                            ------ --------------------------------------------- -----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       23,305,741
        REPORTING
                            ------ --------------------------------------------- -----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     40,612,135

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  63,917,876

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [X]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.1%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 3
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Abigail S. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [_]
                                                                                                                    (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- -----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                               -0-
          SHARES
                            ------ --------------------------------------------- -----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          10,112,135
         OWNED BY
                            ------ --------------------------------------------- -----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                          -0-
        REPORTING
                            ------ --------------------------------------------- -----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     10,112,135

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,112,135

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [X]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       3

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 4
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Wexner Children's Trust II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                  (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- -----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           3,500,000
            SHARES
                                ------ ----------------------------------------- -----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- -----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      3,500,000
          REPORTING
                                ------ ----------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,500,000

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                     [_]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       4

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 5
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Children Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                   (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- -----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           -0-
            SHARES
                                ------ ----------------------------------------- -----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- -----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                                ------ ----------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       5

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 6
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Birthday Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                  (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- -----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           2,498,670
            SHARES
                                ------ ----------------------------------------- -----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- -----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      2,498,670
          REPORTING
                                ------ ----------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  2,498,670

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       6

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 7
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Abigail Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                  (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                        [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- -----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           12,000,000
            SHARES
                                ------ ----------------------------------------- -----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- -----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      12,000,000
          REPORTING
                                ------ ----------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  12,000,000

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       7

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 8
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Wexner Personal Holdings Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                                (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                       [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------------- ------ ----------------------------------------- -----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           8,000,000
            SHARES
                                ------ ----------------------------------------- -----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- -----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      8,000,000
          REPORTING
                                ------ ----------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,000,000

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.5%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       8

-----------------------------------------------------------------                -----------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                       Page 9
-----------------------------------------------------------------                -----------------------------------------------

----------------- ----------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       H.R.E.I. Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- --------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [_]
                                                                                                             (B) [X]
----------------- --------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- --------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- -----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           -0-
            SHARES
                                ------ ----------------------------------------- -----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         15,000,000
           OWNED BY
                                ------ ----------------------------------------- -----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                                ------ ----------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    15,000,000

----------------- --------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  15,000,000

----------------- --------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

----------------- --------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.9%

----------------- ----------------------------------------------- --------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- --------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!


           This Amendment No. 29 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 28 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, The Wexner Children's Trust II, The Children Trust, The Birthday Trust, The Abigail Trust, Wexner Personal Holdings Corporation, and H.R.E.I. Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.    Identity and Background.

           Item 2 is amended as follows:

           H.R.E.I. Trust is a trust organized under the laws of Ohio. Its principal business is investments, and its principal office is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The trustees of the trust are Leslie H. Wexner and Jeffrey E. Epstein.

           During the last five years neither the H.R.E.I. Trust, nor to its knowledge, Leslie H. Wexner or Jeffrey E. Epstein, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           Other information required by Item 2 of Schedule 13D with respect to Leslie H. Wexner and Jeffrey E. Epstein has been reported previously.

           An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

           The Children Trust ceased to be a Purchaser since it no longer beneficially owns any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.

           (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 29 are incorporated herein by reference. As of August 29, 2003, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 521,425,725, being based on the number of shares outstanding as of May 30, 2003 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2003).

                                                                                                          Percent
               Person                                       Number of Shares                              of Class
               ------                                       ----------------                              --------
1.     Leslie H. Wexner                                       63,917,876 (1)(3)(4)(6)(7)(8)                12.1%

2.     Abigail S. Wexner                                      10,112,135 (2)(5)                             1.9%

3.     The Wexner Children's Trust II                          3,500,000 (3)                                0.7%

4.     The Children Trust                                             -0- (4)                               0%


                                       10

                                                                                                          Percent
               Person                                       Number of Shares                              of Class
               ------                                       ----------------                              --------

5.     The Birthday Trust                                      2,498,670 (5)                                0.5%

6.     The Abigail Trust                                      12,000,000 (6)                                2.3%

7.     Wexner Personal Holdings Corporation                    8,000,000 (7)                                1.5%

8.     H.R.E.I. Trust                                         15,000,000 (8)                                2.9%



------------------------------

(1) Includes: 1,159,914 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of July 31, 2003) over which he exercises dispositive but not voting control; and 4,756,250 shares issuable within 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 10,112,135 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

(2) Includes 6,508 shares issuable within 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 53,805,741 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of 3,500,000 shares held by The Wexner Childen's Trust II may be deemed to be shared by Leslie H. Wexner, who may revoke the trust, and Jeffrey E. Epstein, as trustee.

(4)        Power to vote or direct the disposition of the shares held by Leslie
           H. Wexner as the sole trustee of The Children Trust.

(5) Power to vote or direct the disposition of the 2,498,670 shares held by Abigail S. Wexner as the sole trustee of The Birthday Trust.

(6) Power to vote or direct the disposition of the 12,000,000 shares held by The Abigail Trust may be deemed to be shared by its two trustees Leslie H. Wexner and Jeffrey E. Epstein.

(7) Power to vote or direct the disposition of the 8,000,000 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(8) Power to vote or direct the disposition of the 15,000,000 shares held by H.R.E.I. Trust may be deemed to be shared by its two trustees Leslie H. Wexner and Jeffrey E. Epstein.

           (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 29 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) In addition to the transaction described in Item 6 of this Amendment No. 29 (which is hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common
Stock:

                              Date of              Amount of            Price per                    Where and
     Person                 Transaction            Securities             Share                    How Effected
     ------                 -----------            ----------             -----                    ------------
Abigail S. Wexner             8/1/03               942 shares            $13.27        Mrs. Wexner, for service as a
                                                                                       director of the Company, received
                                                                                       from the Company, fees in shares of
                                                                                       Common Stock.

           (d), (e): Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           On August 29, 2003, Leslie H. Wexner transferred 15,000,000 shares of Common Stock to H.R.E.I. Trust without consideration in exchange.

           Item 2 of this Amendment No. 29 to Schedule 13D is incorporated herein by reference.



Item 7.    Materials to be Filed as Exhibits.


Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Wexner Children's Trust II, The Children Trust, The Birthday Trust, The Abigail Trust, Wexner Personal Holdings Corporation, and H.R.E.I. Trust, dated August 29, 2003.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, 2003

                            Leslie H. Wexner
                            ---------------------------------------------------
                            Leslie H. Wexner


                            Abigail S. Wexner
                            ---------------------------------------------------
                            Abigail S. Wexner



                            THE WEXNER CHILDREN'S TRUST II

                            By: Jeffrey E. Epstein
                                -----------------------------------------------
                                Jeffrey E. Epstein, Trustee



                            THE CHILDREN TRUST

                            By: Leslie H. Wexner
                                -----------------------------------------------
                                Leslie H. Wexner, Trustee



                            THE BIRTHDAY TRUST

                            By: Abigail S. Wexner
                                -----------------------------------------------
                                Abigail S. Wexner, Trustee



                            THE ABIGAIL TRUST

                            By: Leslie H. Wexner
                                -----------------------------------------------
                                Leslie H. Wexner, Trustee



                            WEXNER PERSONAL HOLDINGS CORPORATION

                            By: Leslie H. Wexner
                                -----------------------------------------------
                                Name: Leslie H. Wexner
                                Title: President

                            H.R.E.I. TRUST

                            By: Leslie H. Wexner
                                -----------------------------------------------
                                Leslie H. Wexner, Trustee

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Wexner Children's Trust II, The Children Trust, The Birthday Trust, The Abigail Trust, Wexner Personal Holdings Corporation, and H.R.E.I. Trust dated August 29, 2003.